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                               March 24, 2023

       Tracey Joubert
       Chief Financial Officer
       Molson Coors Beverage Company
       250 S Wacker Drive
       Chicago, Illinois 60606

                                                        Re: Molson Coors
Beverage Company
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 21,
2023
                                                            File No. 001-14829

       Dear Tracey Joubert:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Managements Discussion and Analysis of Financial Condition and Results of Operations
       Consolidated Results of Operations, page 41

   1. We note from your disclosure in the Results of Operations section that you discuss the changes in your
revenues on a net sales per hectoliter by financial volume in local currency basis. We
further note that the percentages of changes discussed do not always provide clear data to
investors in relation to the financial statements. In this regard, you state on page 41 that
net sales increased 9.3% on a per hectoliter, financial volume, local currency basis for the
year ended December 31, 2022 compared to the year ended
                                                        December 31, 2021,
however, the tables above reflect a total 4.1% change in net sales.
                                                        Please note that per
Item 303(a) of Regulation S-K,    the discussion and analysis must be
                                                        of the financial
statements and other statistical data that the registrant believes will enhance a reader's
understanding of the registrant's financial condition, cash flows and other changes in
financial condition and results of operations.    Therefore, while the
 Tracey Joubert
Molson Coors Beverage Company
March 24, 2023
Page 2
         discussion of changes in net sales per hectoliter by financial volume on a local currency basis may provide meaningful information that will enhance a reader s understanding of your results of operations under Item 303(b)(2)(iii), the discussion should be expanded to include a discussion of the actual results of operations as in your financial statements.
         Please revise to clearly discuss how this change in net sales per hectoliter by financial volume in local currency basis, contributes to the total change in net sales, and also discuss how other factors, including those that may offset the change in financial volume, contributed to the change in net sales. Also, revise to describe how the percentage change in net sales per hectoliter by financial volume in local currency basis is determined or calculated.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameTracey Joubert                              Sincerely,
Comapany NameMolson Coors Beverage Company
                                                              Division of
Corporation Finance
March 24, 2023 Page 2                                         Office of
Manufacturing
FirstName LastName